1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
April 08, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2005.

1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Mar	Invoice amount	15,906,595	19,320,713
Jan-Mar	Invoice amount	51,774,875	54,585,177
Mar	Net sales	17,610,390	19,972,049
Jan-Mar	Net sales	55,653,217	57,513,205

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Mar		Bal. as of period end
TSMC	75,852,558	—		—
TSMC’s subsidiaries	31,150,631	49,700	*	4,414,200

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Mar		Bal. as of period end
TSMC	94,815,698	35,500	*	3,153,000
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		35,500	*	3,153,000
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	0
	Assets:	US$:	2,063,000
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$184,294)

b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 8, 2005	By	/s/	Lora Ho
Lora Ho
Vice President & Chief Financial Officer